December 3, 2018

David E. Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church St., Suite 234
Evanston, Illinois 60201

       Re: Iroquois Valley Farmland REIT, PBC
           Offering Statement on Form 1-A
           Filed November 5, 2018
           File No. 024-10919

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 5, 2018

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
      Office of Mergers and Acquisitions at 202-551-3440.
2. We note that your redemption program commences after a seven-year hold period but that you do review requests for early redemptions. To the extent you will conduct share repurchases during the offering period, please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market
      Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22,
 David E. Miller
FirstName LastNameDavid E. Miller
Iroquois Valley Farmland REIT, PBC
Comapany3, 2018
December NameIroquois Valley Farmland REIT, PBC
December 3, 2018 Page 2
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         2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.
Cover Page

3. We note that you have elected to provide the Form-S11 disclosure format for this offering circular. Please revise to follow the requirements as to pagination as required by Rule 403 of the Securities Act by including page numbers.
4. Please also include all contents of the offering circular in Part II of the Form 1-A, including the required financial statements.
5. You state that you reserve the right to engage a placement agent or broker-dealer in the future without notice. Please note that you are obligated to update your offering circular and disclosure pursuant to the requirements of Regulation A. Determination of the Offering Price

6. We note your references to appraised values in this section and in the section titled, "The
         Value Created by Iroquois Valley." To the extent this reflects the use of third party appraisals, please tell us what consideration you have given to providing consents of the third party appraisers. See Item 17 of Form 1-A regarding the Description of Exhibits.
7. Based on the table, it appears that there are no dilutive shares in 2017. Please clarify why the 2017 Market Asset Value column shows a difference between equity value per share and equity value per share (diluted).
Management's Discussion and Analysis of Financial Condition and Results of Operations

8. Please revise to include discussion of your interim periods. Our Business and Properties

9. We note your disclosure that the leases in your portfolio are structured as triple-net leases. Please revise your disclosure to describe how you will evaluate and monitor your tenant credit quality.
10. For each of your currently owned properties, please state the nature of the title to or interest in the land and provide a discussion of the material encumbrances on your properties. See Item 14(b) of Form S-11.
The Value Created by Iroquois Valley

11. We note your disclosure regarding your track record. Please revise to explain what you mean by an "implied share price based on appraised equity value."
12. We note your disclosure of your "Owned and Leased Acres" and that in 2017 you had
         8,402 acres. In the "Our Portfolio" section, however, you disclose leased acreage of
 David E. Miller
FirstName LastNameDavid E. Miller
Iroquois Valley Farmland REIT, PBC
Comapany3, 2018
December NameIroquois Valley Farmland REIT, PBC
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FirstName LastName
         6,474. Please revise your disclosure to explain this difference.
13. Please revise the table labeled "Cash Returns by Investment Type" to provide more context for the information included. Alternatively, consider removing the table.
Broadly Held Investor Base

14. Please revise the "Liquidity Events" table to describe the nature of these liquidity events.
         For example, describe if these events were part of the company's redemption program and how they were funded.
Policies with Respect to Other Activities

15. We note your disclosure that you intend to make investments in such a way that you will not be treated as an "investment company" under the 1940 Act and your board has approved up to 35% of your portfolio to be invested in mortgage loans. Please revise your disclosure to address whether you are relying upon an exemption from registration under the Investment Company Act of 1940, as amended. Please tell us if you intend to keep your investments in mortgages and other liens on and interests in real estate at less than
         40% of your total assets.
16. Please also revise your disclosure to discuss the risks to your business if you are unable to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support an exemption under the Act. The staff will not review and does not necessarily concur with your disclosure or response with respect to the availability of an exemption.
Stock Redemption Policy

17. Please provide additional information about the share redemption program. We note that the redemption program as currently described requires a seven-year hold period.
         However, you have allocated $2 million of offering proceeds for current redemptions.
         Please describe the current redemption program in greater detail. Please also clarify whether you intend to place a cap on the number of redemptions that may occur in each year and whether redemptions will be done pro rata. Please also discuss the factors that the Board will take into consideration when to change or suspend the redemption program. Please also clarify how shareholders will become aware of a change or suspension to the program if the Board will not provide notice. Signatures

18. It appears that your offering statement is unsigned. Please include conformed signatures in your next amendment.
 David E. Miller
FirstName LastNameDavid E. Miller
Iroquois Valley Farmland REIT, PBC
Comapany3, 2018
December NameIroquois Valley Farmland REIT, PBC
Page 4
December 3, 2018 Page 4
FirstName LastName
Exhibits

19. We note your disclosure in your offering circular regarding your revolving credit facilities. Please file these facilities as exhibits to your offering circular or tell us why you believe they are not material contracts required to be included as exhibits according to
         Item 17 of Form 1-A.
20. Please include an exhibit index at the beginning of Part III of your Form 1-A.
Consolidated Financial Statements June 30, 2018 and 2017

21. Please clarify to us whether these interim financial statements are unaudited as permitted under Rule 8-03 of Regulation S-X. If so, revise your presentation to clearly label the unaudited interim financial statements as such.
22. Please revise your interim financial statements to include footnotes. Refer to Rule 8-03(b)
         of Regulation S-X.
Consolidated Financial Statements December 31, 2017
Consolidated Statement of Income

23. Please clarify the nature of the grant reimbursements netted against your general and administrative expenses. Consider adding disclosure to both your footnotes and
         Management's Discussion and Analysis of Financial Condition and Results of Operations.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 David E. Miller
Iroquois Valley Farmland REIT, PBC
December 3, 2018
Page 5

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid E. Miller
                                                             Division of
Corporation Finance
Comapany NameIroquois Valley Farmland REIT, PBC
                                                             Office of Real
Estate and
December 3, 2018 Page 5                                      Commodities
FirstName LastName